FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, G J Gerwel, N J Holland
†
(Chief
Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†
British,
‡
American,
#
Ghanaian.
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
 Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquiries
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel  +1 303 796-8683
Fax +1 303 796-8293
M E D I A   R E L E A S E
NORILSK NICKEL JOINS
GOLD FIELDS BOARD
Johannesburg, 22 June 2005: Gold Fields Limited (GFI: NYSE and JSE) is pleased to announce that Messrs Sergei Stefanovich and Artem Grigorian were officially appointed as non-executive directors of Gold Fields Limited on 21 June 2005. The appointment of Messrs Stefanovich and Grigorian followed an invitation from Gold Fields to Norilsk Nickel to appoint two members to the Gold Fields Board. Norilsk Nickel is Gold Fields' largest shareholder with an interest of 20% in the company.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 30 June 2005
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
              Relations and Corporate Affairs